Shell plc
Shell Centre
London SE1 7NA

September 26, 2024

Via E-mail and EDGAR

Securities and Exchange Commission,
Division of Corporation Finance — Office of Energy and Transportation,
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Eddie Kim

Re:	Acceleration Request for Shell plc and Shell Finance US Inc. Registration Statement on Form F-4 (File Nos. 333-281941 and 333-281941-01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Shell plc and Shell Finance US Inc. (together, the “Registrants”), hereby request that the effective date of the Registrants’ Registration Statement on Form F-4, Registration Numbers 333-281941 and 333-281941-01, as amended by Amendment No. 1 to the Registration Statement (as amended, the “Registration Statement”) be accelerated so that the Registrants’ Registration Statement will become effective under the Securities Act at 4:00 PM, Washington, D.C. time, on September 30, 2024, or as soon thereafter as practicable.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Andrew J. Pitts at Cravath, Swaine & Moore LLP at +1 (212) 474-1620, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

Shell plc

By:	/s/ Sinead Gorman
	Name:	Sinead Gorman
	Title:	Chief Financial Officer

Shell Finance US Inc.

By:	/s/ Olga A. Stevens
	Name:	Olga A. Stevens
	Title:	Director and Vice President - Finance